PLACER DEL MAR, LTD.
                           302 Washington Street #351
                               San Diego, CA 92103
                Telephone (775) 352-3839 Facsimile (775)201-4001
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                                                               November 10, 2010

Mr. Douglas Brown
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form 10
    Filed September 14, 2010
    Amendment No. 2 to Registration Statement on Form 10
    Filed October 25, 2010
    File No. 0-54118

Dear Mr. Brown,

Per our phone conversation we have filed a 3rd amendment to our registration statement on Form 10 to update the financial statements through September 30, 2010.

Sincerely,

/s/ Humberto Bravo
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Humberto Bravo
President & Director